UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: May 31, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Clarification Announcement dated May 31, 2012, entitled “Revised Annual Cap of Continuing Connected Transaction”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

 CLARIFICATION ANNOUNCEMENT
REVISED ANNUAL CAP OF CONTINUING CONNECTED TRANSACTION

Reference is made to the announcement of the Company dated 27 May 2012 regarding the Revised Annual Cap of the depository services under the financial services framework agreement dated 14 October 2008 between the Company and CNOOC Finance (renewed by the Renewal Agreement dated 20 August 2010 for a period of three years with effect from 1 January 2011). The Directors would like to clarify that the Revised Annual Cap should read RMB18.5 billion instead of RMB19.0 billion.

As the applicable percentage ratios (as defined in the Listing Rules) in respect of the Revised Annual Cap of RMB18.5 billion for the depositary services under the Renewal Agreement is less than 5%, it will be subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40, 14A.45 and 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.

Reference is made to the announcement of the Company dated 27 May 2012 regarding the Revised Annual Cap of the depository services under the financial services framework agreement dated 14 October 2008 between the Company and CNOOC Finance (renewed by the Renewal Agreement dated 20 August 2010 for a period of three years with effect from 1 January 2011). Unless otherwise defined, terms defined in the announcement of the Company dated 27 May 2012 should have the same meanings when used herein.

The Directors would like to clarify that the Revised Annual Cap should read RMB18.5 billion instead of RMB19.0 billion. The Existing Annual Cap of RMB9.8 billion for the depository services under the Renewal Agreement has not been exceeded as at the date of this announcement.

As the applicable percentage ratios (as defined in the Listing Rules) in respect of the Revised Annual Cap of RMB18.5 billion for the depositary services under the Renewal Agreement is less than 5%, it will be subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40, 14A.45 and 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.

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By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary
Hong Kong, 31 May 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

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